Exhibit 4.8

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Anfield Energy Inc. (“Anfield” or the “Company”)

4390 Grange Street, Suite 2005

Burnaby, B.C. V5H 1P6

Item 2	Date of Material Change

March 17, 2025

Item 3	News Release

A news release announcing the material change described herein was disseminated on March 17, 2025, through the services of GlobeNewswire and was subsequently filed on the System for Electronic Document Analysis and Retrieval (“SEDAR+”) at www.sedarplus.ca.

Item 4	Summary of Material Change

On March 18, 2025, Anfield announced an Amending Agreement (as defined below) with Extract Advisors LLC (“Extract”) to increase the existing credit facility dated September 26, 2023 (the “Credit Facility”) by US$6,000,000. The Credit Facility will continue to bear a coupon of the secured overnight financing rate (“SOFR”) plus 5 per cent per annum, payable semi-annually, and Anfield may, with written notice, elect to capitalize the interest payable on the facility semi-annually, in arrears, at a rate of SOFR plus 7 per cent.

Anfield will issue 59,925,000 Facility Warrants (as defined below), with each Facility Warrant entitling the holder to acquire one common share of the Company at an exercise price of C$0.15 per share until the Maturity Date (as defined below). Proceeds from warrant exercises will repay the principal amount of the Credit Facility. Extract has agreed not to exercise its warrants to the extent that doing so would result in Extract or its affiliates owning more than 20% of Anfield’s voting securities.

Anfield also announced it has repaid IsoEnergy Ltd.’s C$6 million promissory note and indemnity for up to US$3 million in principal.

Transactions contemplated by the Amending Agreement are “related-party transactions” under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”) but are exempt from formal valuation and minority shareholder approval.

Item 5.1	Full Description of Material Change

On March 18, 2025, Anfield entered into an amending agreement (the “Amending Agreement”) with Extract for the extension of an additional US$6,000,000 increase to the Credit Facility, in connection with the indicative term sheet as previously announced by the Company on January 14, 2025.

The Credit Facility will continue to have a maturity date of September 26, 2028 (the “Maturity Date”). The Credit Facility will continue to bear a coupon of the SOFR plus 5 per cent per annum, payable semi-annually. Anfield, with written notice, may elect to capitalize the interest payable on the facility semi-annually, in arrears, at a rate of SOFR plus 7 per cent.

In connection with the Amending Agreement, Anfield will issue 59,925,000 share purchase warrants to Extract (the “Facility Warrants”), with each such Facility Warrant entitling the holder thereof to acquire one common share of the Company at an exercise price of C$0.15 per share for a period ending on the Maturity Date. For so long as the Credit Facility remains outstanding, all proceeds from the exercise of the Facility Warrants by the lender shall be used to repay the principal amount of the Credit Facility. Extract has agreed, subject to the approval of the TSXV, not to exercise such number of its warrants held to the extent that, upon exercise thereof, it would cause Extract or its affiliates to hold in excess of 20% of the outstanding voting securities of Anfield.

Funds will be used to: 1) advance the reactivation plan for the Shootaring Canyon Mill; 2) advance the plan of operations for the Velvet-Wood mine; 3) potentially seek out mine permits for certain DOE leases; 4) add key personnel to facilitate the advancement of both mines and mill; and 5) general corporate purposes.

The Company also announces that IsoEnergy Ltd.’s C$6 million promissory note and indemnity for up to US$3 million in principal, as discussed in the Company’s press release dated January 14, 2025, have been repaid and released.

Extract and its joint actor, Extract Capital Master Fund Ltd., are insiders of the Company. The transactions contemplated by the Amending Agreement, including the issuance of the Facility Warrants, constitute a “related party transaction” under MI 61-101. The board of directors of the Company have determined that the transactions contemplated by the Amending Agreement, including the issuance of the Facility Warrants, will be exempt from the formal valuation and minority shareholder approval requirements in MI 61-101 in reliance on the exemptions set forth in sections 5.5(a) and 5.7(1)(a) of MI 61-101 and, in connection therewith, the directors have determined that at the time the Amending Agreement was agreed to, neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involves interested parties, exceeds 25% of the Company’s market capitalization.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Corey Dias, Chief Executive Officer

Tel: 780-920-5044

Item 9	Date of Report

March 24, 2025

Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. “Forward-looking information” includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, including the anticipated use of proceeds from the Credit Facility and the exercise of the Facility Warrants; and the intention of the Company to advance its projects over the near term

Generally, but not always, forward-looking information and statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connation thereof.

Such forward-looking information and statements are based on numerous assumptions, including among others, that the Company will use the proceeds of the Credit Facility and the exercise of the Facility Warrants as currently anticipated; and that Credit Facility will provide the Company with sufficient funding to independently advance its projects over the near term. Although the assumptions made by the Company in providing forward-looking information or making forward-looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s plans or expectations include the risk that the Company may not use the proceeds of the Credit Facility and exercise of the Facility Warrants as currently anticipated; that the Credit Facility may not have the impact on the Company’s operations as currently anticipated by management; risks relating to the actual results of the Company’s operational activities, fluctuating commodity prices, availability of capital and financing, general economic, market or business conditions, regulatory changes, timeliness of government or regulatory approvals and other risks detailed herein and from time to time in the filings made by the Company with securities regulators.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward- looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as otherwise required by applicable securities legislation. We seek safe harbor.